                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 5

                    under the Securities Exchange Act of 1934

                      VMS NATIONAL PROPERTIES JOINT VENTURE
--------------------------------------------------------------------------------
                                (Name of Issuer)

                            LIMITED PARTNERSHIP UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)

                               MR. PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           COLORADO CENTER, TOWER TWO
                   2000 SOUTH COLORADO BOULEVARD, SUITE 2-1000
                             DENVER, COLORADO 80222
                            TELEPHONE: (303) 757-8081


                                 with a copy to:
                                GREGORY M. CHAIT
                               KATHERINE M. KOOPS
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                   191 PEACHTREE STREET, N.E., SIXTEENTH FLOOR
                            TELEPHONE: (404) 572-6600
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                NOVEMBER 30, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

CUSIP NO. NOT APPLICABLE               13D                     PAGE 2 OF 7 PAGES


1        NAME OF REPORTING PERSON: AIMCO PROPERTIES, L.P.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY): 84-1275721

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF         7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY
      OWNED BY
   EACH REPORTING
     PERSON WITH
                        --------------------------------------------------------
                        8    SHARED VOTING POWER
                             62.75 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO I)
                             36.31 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO II)
                        --------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER

                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             62.75 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO I)
                             36.31 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO II)
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         62.75 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO I)
         36.31 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO II)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [  ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.3% (VMS NATIONAL RESIDENTIAL PORTFOLIO I)
         14.2% (VMS NATIONAL RESIDENTIAL PORTFOLIO II)
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN

--------------------------------------------------------------------------------

CUSIP NO. NOT APPLICABLE               13D                     PAGE 3 OF 7 PAGES


1        NAME OF REPORTING PERSON: AIMCO-GP, INC.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         NOT APPLICABLE
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF       7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY
      OWNED BY
   EACH REPORTING
    PERSON WITH
                      ----------------------------------------------------------
                      8     SHARED VOTING POWER
                            62.75 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO I)
                            36.31 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO II)
                      ----------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER

                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                            62.75 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO I)
                            36.31 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO II)
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         62.75 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO I)
         36.31 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO II)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.3% (VMS NATIONAL RESIDENTIAL PORTFOLIO I)
         14.2% (VMS NATIONAL RESIDENTIAL PORTFOLIO II)
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

CUSIP NO. NOT APPLICABLE               13D                     PAGE 4 OF 7 PAGES


1 NAME OF REPORTING PERSON: APARTMENT INVESTMENT AND MANAGEMENT COMPANY I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1259577
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         NOT APPLICABLE
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         MARYLAND
--------------------------------------------------------------------------------
      NUMBER OF       7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY
      OWNED BY
   EACH REPORTING
    PERSON WITH
                      ----------------------------------------------------------
                      8     SHARED VOTING POWER
                            62.75 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO I)
                            36.31 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO II)
                      ----------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER

                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                            62.75 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO I)
                            36.31 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO II)
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         62.75 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO I)
         36.31 UNITS (VMS NATIONAL RESIDENTIAL PORTFOLIO II)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.3% (VMS NATIONAL RESIDENTIAL PORTFOLIO I)
         14.2% (VMS NATIONAL RESIDENTIAL PORTFOLIO II)
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

CUSIP NO. NOT APPLICABLE               13D                     PAGE 5 OF 7 PAGES

Item 1. Security and Issuer

         The name of the issuer is VMS National Properties Joint Venture, an Illinois limited partnership (the "Partnership"), and the address of its principal executive offices is Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222. The sole general partners of the Partnership are VMS National Residential Portfolio I ("VMS I") and VMS National Residential Portfolio II ("VMS II"). The title of the class of equity securities to which this statement relates are the limited partnership interest units of the Partnership ("Units").

         This Amendment No. 5 (this "Amendment") amends the Statement on
Schedule 13D filed jointly by AIMCO Properties, L.P., AIMCO-GP, Inc., and Apartment Investment and Management Company on August 6, 1999, as amended by Amendments 1 through 4.

         Item 3. Source and Amount of Funds or Other Consideration

         This Amendment is being filed after the conclusion of the tender offer by AIMCO Properties, L.P. ("AIMCO Properties"), a Delaware limited partnership, to purchase outstanding Units of VMS I for $1,082 per unit in cash and the outstanding Units of VMS II for $1,077 per unit in cash, subject to the conditions set forth in the Offer to Purchase, filed as Exhibit 1 to the Schedule TO filed on October 18, 2001, by AIMCO Properties.

         At midnight, New York time, on November 14, 2001, the offer expired pursuant to its terms. A total of 21.50 Units of VMS I, representing approximately 3.6% of the outstanding VMS I Units, and a total of 6.33 Units of VMS II, representing approximately 2.5% of the outstanding VMS II Units, were validly tendered and not withdrawn pursuant to the offer. AIMCO Properties has accepted for payment all of those units as of November 30, 2001 at a price of $1,082 for VMS I Units and $1,077 for VMS II Units. The Units were purchased with cash on hand.

Item 5. Interest in Securities of the Issuer

         (a) - (b) The information in lines 7 through 11 of each Reporting Person's cover page is incorporated herein by reference. The number of units directly owned by each Reporting Person is as follows:

Entity or Person                                        Number of Directly Owned Units      Percentage of Class Represented
----------------                                        ------------------------------      -------------------------------
AIMCO Properties, L.P.
     - VMS National Residential Portfolio I                           62.75                               10.3%
     - VMS National Residential Portfolio II                          36.31                               14.2%
AIMCO-GP, Inc.                                                         -0-                                 -0-
AIMCO                                                                  -0-                                 -0-

CUSIP NO. NOT APPLICABLE               13D                     PAGE 6 OF 7 PAGES


         (c) Not applicable.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Units beneficially owned by the reporting persons.

         (e) Not Applicable.

CUSIP NO. NOT APPLICABLE               13D                     PAGE 7 OF 7 PAGES


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2001


                                        AIMCO PROPERTIES, L.P.

                                        By:  AIMCO-GP, INC.
                                             (General Partner)


                                        By:     /s/ Patrick J. Foye
                                           -------------------------------------
                                                   Executive Vice President


                                        AIMCO-GP, INC.


                                        By:     /s/ Patrick J. Foye
                                           -------------------------------------
                                                   Executive Vice President


                                        APARTMENT INVESTMENT AND
                                        MANAGEMENT COMPANY


                                        By:     /s/ Patrick J. Foye
                                           -------------------------------------
                                                     Executive Vice President